SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1 /*/

RoomLinX, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

776382 20 2
(CUSIP Number)

Michael S. Wasik c/o RoomLinX, Inc. 2150 W. 6th Ave., Unit N Broomfield, CO 80020 (303) 544-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

/*/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 776382 20 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael S. Wasik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 33,566,898
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,566,898
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,566,898
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of RoomLinX, Inc.("RoomLinX"). The beneficial ownership of Common Stock reported on this Schedule 13D includes information related to employee stock options that entitle the holder thereof to purchase Common Stock of RoomLinX.

The address of the principal executive offices of RoomLinX is 2150 W. 6th Ave., Unit N, Broomfield, CO 80020.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is amended by replacing paragraphs (a), (b) and (c) thereof in their entirety with the following:

(a)   This Schedule 13D is being filed by Michael S. Wasik (the “Reporting Person”).

(b)   The business address of the Reporting Person is the following:
c/o RoomLinX, Inc.
2150 W. 6th Ave., Unit N
Broomfield, CO 80020

(c)   The Reporting Person is the President, Chief Executive Officer and Chief Financial Officer of RoomLinX located at 2150 W. 6th Ave., Unit N, Broomfield, CO 80020. The principal business of RoomLinX is to provide WiFi and wired networking solutions for high-speed internet access to hotels, convention centers, corporate apartments and college campuses.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following paragraph at the end thereof:

On November 20, 2006, the Reporting Person acquired beneficial ownership of 7,333,333 shares of Common Stock which underlie immediately exercisable stock options of RoomLinx that were issued to the Reporting person in connection with RoomLinX’s employment of the Reporting Person as President, Chief Executive Officer and Chief Financial Officer of RoomLinX. As part of that issuance, options to purchase an additional 2,666,666 shares of Common Stock of RoomLinX were issued to the Reporting Person, which options vest 50% on August 10, 2007 and 50% on August 10, 2008. The stock option exercise price of all such options is $.02 is payable in cash.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

(a)    The Reporting Person beneficially owns 33,566,898 shares of Common Stock. Of such Common Stock beneficially owned by the Reporting Person, 25,233,565 shares represent the number of shares that the Reporting Person currently holds and 8,333,333 shares represent shares of Common Stock that the Reporting Person has the right to acquire by the exercise of outstanding employee stock options. As reported in the most recently available periodic report filed with the Securities and Exchange Commission (the "SEC") by RoomLinX for the quarterly period ended September 30, 2005, as of September 21, 2006 there were 132,868,383 shares of Common Stock issued and outstanding. Adding to such number the 7,333,333 shares of Common Stock underlying the immediately exercisable stock options of RoomLinx issued to the Reporting person on November 20, 2006, the beneficial ownership of the Reporting Person equals approximately 23.9% of the outstanding Common Stock of RoomLinX.

(b)    The Reporting Person has sole power to vote and dispose of the shares of Common Stock indicated as being beneficially owned by the Reporting Person in Item 5(a).

(c)    Within the past 60 days, the Reporting Person has not made any transactions in the Common Stock other than the transaction which is the subject of this filing.

(d)    Not applicable.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: December 14th, 2006

/s/ Michael S. Wasik
Michael S. Wasik